Exhibit 10.1

January 12, 2006

Personal and Confidential

Gene Morphis

18557 Sandpiper Place

Leesbsurg, Virginia 20176

Re:	Your Separation Agreement

Dear Gene:

Following our discussion regarding the termination of your employment with Rowe Furniture, which was effective January 9, 2006, this Letter Agreement (the “Agreement”) will confirm your separation arrangements with The Rowe Companies, and its subsidiaries now or previously existing during the term of your employment, including by way of example and not limitation, Rowe Furniture, Inc., Rowe Diversified, Inc, Rowe Properties, Inc, Storehouse, Inc., Rowe Furniture Wood Products, Inc., Rowe Properties Salem, Inc., Rowe Properties Jessup, Inc, and Rowe Properties Sylmar, Inc (hereinafter the “Company” or “Rowe”).

1.	Separation Pay: Once this Agreement becomes effective, the Company will pay you the equivalent of your current monthly base salary of $18,333.33, less customary deductions, from January 9, 2006 until, October 9, 2006 (the “Separation Pay Period”). You understand and agree that as a material inducement to the Company’s entering into this Agreement; you are required to mitigate the amount of this Separation Pay benefit by seeking other employment. Accordingly, in the event that you become employed or undertake any business venture (excluding passive investments), or if you earn compensation, personal services income, or commission as an employee, owner, agent, broker, consultant, or independent contractor, you are required to immediately notify me of the persons or entities paying you or from whom you receive any such business earnings (excluding earnings from passive investments), the date that compensation commenced, and your compensation arrangement. Upon such notification, the Company will terminate your Separation Pay under this section if your new salary or compensation is equivalent to, or greater than, your current monthly Separation Pay. Otherwise, the Company will make up the difference between your earnings from such business venture(s) and/or your monthly salary or compensation from any third party, so that you will receive a combined total of $18,333.33 per month, less customary deductions, until October 9, 2006.

In order to remain eligible for Separation Pay, you must submit a report to Debbie Jacks by the fifteenth day of each month during the Separation Pay Period, starting on February 15, 2006, certifying your current employment status and describing any compensation or income received.

2.	Company Benefits.

a)	Health, Medical Plan and Dental: You have whatever rights exist under C.O.B.R.A., the Health Insurance Portability and Accountability Act, and other applicable law to continue temporarily such health and medical coverage for you and your eligible and previously-enrolled dependents in accordance with the provisions and limitations of such plans and the law. During your Separation Pay Period, if you elect C.O.B.R.A. the cost to you for this coverage will be equal to your normal medical plan deductions prior to your termination and that deduction will be made from your Separation Pay. At the conclusion of your Separation Pay Period, or upon your employment by another organization, you will become responsible for the full C.O.B.R.A. premium.

Your participation in all other benefit programs (e.g., Executive Medical, Life, Supplemental Employee Life, Optional Spouse Life, AD&D, the 401(k) Plan, Long-Term Disability, and Employee Merchandise Discount) will terminate on January 9, 2006. Larry Martinelli will provide details regarding any conversion rights or other details of these plans.

3.	Confidential Information: In addition to your obligations under the Company Conflict of Interest (which you signed on February 27, 2004 and which you shall continue to be bound by with respect to obligations that by their nature survive your termination, including by way of example and not limitation, confidential information, material inside information, use and management of Company property and assets, trademarks and intellectual property) you agree to hold in strict confidence and never disclose the Company’s trade secrets or confidential information. You further agree that you will not make use of such confidential information for your benefit, or on behalf or for the benefit of any third party now or in the future.

a)	Company trade secrets and confidential information include, but are not limited to, all financial data, loan information terms and arrangements, (except those lawfully required to be disclosed to any governmental agency or is otherwise required to be disclosed by law, subpoena or court order but only to the extent of such requirement, provided that before making such disclosure you shall give Rowe an adequate opportunity to prevent that disclosure, interpose an objection, or take action to assure the confidential handling of such information), customer information (e.g., customer names, account records, lists, files, financial and other arrangements, know-how, Company products, services, goals, future plans, business arrangements, suppliers, human resource matters (e.g., policies, benefits and salaries (other than your own), compensation, records of any nature, claims, charges, complaints, settlements, separation agreements, reports, investigation and litigation files, and all related materials), any method, process, or manner of production, creative materials, techniques, formulas, concepts, developments, software, inventions, sales and promotional systems, marketing, and merchandising information.

b)	Following your separation from employment, all Company records, documents, papers, keys, and all other information and property must be accounted for and turned in to me at the time of separation. No Company property information or materials may be retained for personal use, and you are not permitted to remove or make copies of any Company records, reports, documents, or confidential information for your personal use.

c)	As of January 9, 2006, all Company records, documents, papers, keys, software, computers, and all other information and property must be accounted for and turned in to me at the time of separation. No Company property, information or materials may be retained for personal use and you are not permitted to remove or make copies of any Company records, reports documents, or confidential information for your personal use.

d)	You represent and warrant to Rowe that the foregoing requirement of subsections b) and c) above have been complied with and satisfied as of the date of this Agreement.

4.	Breach and Misconduct: Any breach by you of any of your representations, warranties, obligations and/or covenants under this Agreement will render null and void the Company’s obligations to you under this Agreement, including the Company’s obligations to provide you with Separation Pay as set forth in Agreement paragraph number one. If you breach this Agreement or act or fail to act in any manner which causes the Company to seek judicial relief or a judicial remedy pursuant to this Agreement, the Company shall be entitled to payment of all costs, including reasonable attorney’s fees from you. Further, if you breach this Agreement, the Company shall have the right, in addition to other rights and remedies afforded it under this Agreement, in law or in equity, to recover any payments made to you pursuant to this Agreement.

5.	Cooperation and Non-disparagement: The Company’s obligation to make the Separation Payments is conditioned upon and subject to your continuing to provide your full support and cooperation to the Company, as we may request from time to time, including by way of example and not limitation, providing company with explanations for prior actions taken by you in the course of your employment, helping the Company locate and understand information within your control or with which you were familiar during the time of your employment, providing the Company with your recollection of matters affecting the Company that occurred and with which you may have been involved during your employment. You also covenant and agree not to assist or facilitate others in bringing any action or claim against the Company and not to otherwise cooperate in any legal action against the Company except if so directed by a valid subpoena or the order of a court, and then, only after first notifying the Company of such subpoena or court order and affording the Company an opportunity to contest the same. You agree not to make any defamatory or disparaging comments or comments which would portray in a negative light, the Company, its financial condition, its current or former officers, directors and/or employees.

6.

Confidentiality, Non-disclosure: You agree to keep this Agreement confidential except that you may divulge same to your accountant, attorney, tax attorney or tax authority or on an as-needed basis. Except as otherwise provided herein, the Company agrees to keep this Agreement confidential. You understand and acknowledge that the Company may disclose this Agreement in accordance with law, reporting requirements of governmental agencies and AMEX, and may also disclose this Agreement to its accountants, attorneys, lenders, prospective investors investment advisors and such employees or agents of Company as the Company may from time to time determine have a need to know. In further consideration for the parties’ promises and actions specified in this Agreement, except as may be ordered by a court or other governmental body or agency, you agree that you shall not, directly or indirectly, disclose, divulge, reveal, report, or publish any information, in any form, to any person or any entity regarding the Company. The information which you agree not to disclose shall include, but shall not be limited to, any information regarding this Agreement (except that nothing in this paragraph shall prevent you from accurately disclosing your accomplishments as a Company employee), the employment of any past or present employees of the Company, any legal claim, complaint, charge, or any legal action involving the Company, or any employment policy or business policy, procedure, practice, property, or trade secret of the Company.

7.	Restrictive Covenant: You acknowledge and agree that the Company has invested substantial resources in developing its business, business processes, business markets and customers, and relationships with lenders, investment bankers and shareholders and prospective sources of capital (“Investor Prospects”) and its officers and employees, and, therefore, in consideration of the benefits provided to you under this Agreement and other good and valuable consideration, you agree to the following as a material inducement to the Company entering into this Agreement:

a)	Non-solicitation. You agree not to directly or indirectly solicit or induce any current officer or employee of the Company to either leave his/her employment with the Company, or to accept other employment, or to work for or to provide consulting or other personal services to any other entity, for a period of twenty-four (24) months from the date this Agreement is executed. You further agree not to directly or indirectly hire or retain the services of any employee of the Company for a period of twenty-four (24) months from the date this Agreement is executed. You agree that all customers of the Company which you have had business-related contact with or provided services to and all prospective customers from whom you have solicited business or had business related contact on behalf of the Company shall be solely the customers of the Company. You agree that you will not, for a period of twenty-four (24) months from the date this Agreement is executed, either directly or indirectly solicit or accept business, as to products or services competitive with those of the Company, from any of the Company’s customers or Active Prospects with whom you have had any business-related contact within one (1) year prior to your termination. “Active Prospect” shall mean persons or entities for whom the Company has presented a written proposal for sale of goods or services to or made a sales presentation to in the six (6) months prior to your termination. You agree that you will not, for a period of twenty-four (24) months from the date this Agreement is executed, either directly or indirectly purchase or seek to purchase securities of the Company that would or could result, in an ownership interest of more than 4.99% by you or any third parties with whom you are affiliated (including by way of example and not limitation, any Investor Prospect) and that you will not solicit any Investor Prospect, for yourself or for others, to acquire or engage in a business offering products or services competitive with those of the Company.

b)

Competition. For a period of twenty-four (24) months from the date this Agreement is executed, you covenant and agree that without the prior written consent of the Company you will not: (i) undertake the planning of any business that derives, or plans to derive, revenue from the Restricted Business of Company (as defined below); (ii) organize or assist in the organization or formation of any enterprise, individual or entity that derives or intends to derive revenue from the Restricted Business of Company; or (iii) commence employment with or provide services to or on behalf of any individual or enterprise (whether for profit or not for profit) which derives revenue from the

Restricted Business of Company, where the services to be provided by you described in subsections (i)-(iii) above, are the same as, substantially similar to or directly related to the job duties or functions which you performed for Company during the two (2) years prior to the termination of employment with Company or involve work or services on or related to products, systems and/or services competitive with the products, systems and/or services manufactured, sold, leased, serviced or provided by Company during your employment and about which you are in possession of any confidential information. For purposes of this Agreement, the term “Restricted Business” shall mean engaging in any of the following activities, directly or indirectly, individually or through one or more affiliates: (i) the design, development, engineering, manufacture, construction, marketing distribution and/or wholesale to commercial customers of upholstered furniture in the United States of America; (ii) the design, development, engineering, manufacture, marketing and/or retail sale of home furnishings and accessories within the United States of America.

1)	You acknowledge that after termination of employment, you will possess trade secrets and confidential data of Company and commercial customer contacts which you would inevitably use if you were to engage in conduct prohibited as set forth above and such use would be unfair and extremely detrimental to Company and, in view of the benefits provided to you in this Agreement, such conduct on your part would be inequitable. You further agree that given the scope of your duties for Company and the limited prohibitions that are herein set forth, the above restrictive covenants are in all respects reasonable with respect to you. Accordingly, you covenant for the benefit of Company to keep each of the covenants described above throughout the specified twenty-four (24) month period above; and

2)	You further covenant that in the event that any court should determine that any restrictive covenant as herein provided is overly broad in terms of geographic scope, duration, or other particular, the court shall reform such restrictive covenant so that it shall be in all respects reasonable and enforceable with respect to you.

c)	Specific Performance/Injunctive Relief. You agree that it would be difficult to measure damages to the Company from any breach of the covenants contained in this paragraph, but that such breach would threaten the Company with irreparable harm. Accordingly, you agree that the Company may have specific performance of the terms of this Agreement in any court having jurisdiction. Specific performance shall not be the exclusive remedy, and the Company may enforce any other remedy or remedies available to it either in law or in equity, including, but not limited to monetary damages, temporary, preliminary, and/or permanent injunctive relief and the Company shall further be entitled to a reasonable attorney’s fee expended in obtaining such relief.

8.

General Release: This Agreement and the obligation of the agreement of the Company to make the Separation Payments is subject to and conditioned upon your unconditional waiver and release of and all claims against the Company, its officers, directors, agent and advisors. This Agreement shall not be effective unless and until you execute, have notarized and deliver the General Release attached to this Agreement as Exhibit A, the terms of which are made a part of this Agreement and incorporated herein by reference This Release acknowledges that your separation package set forth in this Agreement fully resolves all Rowe’s obligations to you and all claims between the Company and you. (However, the release you provide shall not be construed as a waiver of any rights you might have under D&O policies in effect for your benefit during the term of your employment).

9.	A.D.E.A. Waiver: It is further understood that you have the right to consult with an attorney concerning this Agreement/Release, and the Company expressly encourages you to do so prior to signing this Agreement, and that you have forty-five (45) days following the date that you receive this Agreement to decide whether or not to sign in the space provided below.

a)	You acknowledge that you are aware of your legal right to consider this Agreement for a period of forty-five (45) days and that the Agreement will remain open for that period. However, at your option, this Agreement may be executed by you prior to the expiration of the forty-five (45) day period. You state and represent that the Release given in Exhibit A includes, but is not limited to, a release and waiver of all rights that you might have under the Age Discrimination in Employment Act of 1967, as amended, and the Older Workers Benefit Protection Act.

b)	Should you sign this Agreement, you understand that you have the right to revoke acceptance of this Agreement within seven (7) days of the date on which you signed this Agreement (referred to as the “Revocation Period”). Should you so revoke for any reason, this Agreement will then become void and unenforceable. Should you not so revoke your signature, this Agreement will then become valid and enforceable upon the expiration of the seven (7) day Revocation Period identified above. No payments will be made to you prior to the expiration of the Revocation Period.

c)	Any notice of revocation hereunder must be in writing and shall be deemed to have been duly given to the Company only if delivered within seven (7) days of your execution of this Agreement to my attention at Company headquarters.

10.	Applicable Law: This Agreement shall be governed by and in accordance with the laws of Virginia, without regard to its conflict of laws rules.

11.	Arbitration: Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in McLean, Virginia, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

12.	Final Agreement: This Agreement supersedes any and all prior employment agreements and understandings between the Company and you. All such agreements shall terminate effective upon your execution of this Agreement. Further, your acceptance of this Agreement shall discharge any and all obligations owed by the Company to you in connection with your employment with and your separation of employment from the Company, and under any other employment agreement, promise, policy, understanding, employee handbook, or oral or written representation of any nature, or otherwise.

13.	Entire Agreement: I have attempted to set forth in this Agreement our agreed-upon resolution of all issues related to your employment and your separation from employment with the Company effective January 9, 2006.

Sincerely,

Timothy J. Fortune

THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

AGREED TO AND ACCEPTED BY:

/s/ Gene Morphis
Gene Morphis [Print name]	Date	Feb 3, 2006

Exhibit A

GENERAL RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, I, Gene Morphis, for myself, my heirs, executors, administrators, and assigns, do hereby release, acquit, and forever discharge The Rowe Companies, Rowe Furniture, Inc., Storehouse, Inc, Rowe Properties, Inc., Rowe Diversified, Inc., Rowe Furniture Wood Products, Inc., Rowe Properties Salem, Inc., Rowe Properties Sylmar, Inc, Rowe Properties Jessup, Inc., their controlling entities, corporations, subsidiaries, affiliates and divisions, as well as all of their past, present and future owners, officers, directors, employees, attorneys, and agents (hereafter, collectively “Rowe”), from all obligations, claims, demands, covenants, charges, complaints, contracts, promises, agreements, liabilities, controversies, acts, omissions, damages, losses, debts, rights, obligations, costs, expenses of any kind, attorneys’ fees, actions, or causes of action whatsoever, whether known or unknown, whether actual, potential, or contingent, which I ever had or now have or claim to have against Rowe, from the beginning of the world to the day and date hereof, including specifically but not exclusively, and without limiting the generality of the foregoing, any and all claims, demands and causes of action, known or unknown, arising out of any transaction, act or omission concerning my employment with Rowe and my separation from employment with Rowe effective January 9, 2006, all claims of every kind which may arise under any federal, Virginia, other state or local statutory or common law, ordinances, or regulations, including, but limited to, Title VII of the Civil Rights Act of 1964, as amended, the federal Age Discrimination in Employment Act of 1967, as amended, the Older Workers Benefit Protection Act, the Equal Pay Act of 1963, the Americans With Disabilities Act, the Virginia Human Rights Act, the Virginians With Disabilities Act, or any other Virginia law, or any claims in tort, contract (including, but not limited to, any employment contract, agreement, or understanding), promissory estoppel, or otherwise, including, but not limited to, discrimination, harassment, disparate treatment, and discriminatory terms and conditions of employment on any basis including, but not limited to, race, color, creed, religion, national origin, citizenship status, political affiliation, age, ancestry, sex, sexual orientation, domestic relationship status, family or parental status, marital status, disability, nationality, gender identity, racial profiling, or any other prohibited classification, for mental anguish, emotional distress, intentional and negligent misrepresentation, negligent supervision, humiliation, or non-pecuniary losses of any nature, due to any health condition, for any medical expenses, for tortious interference with contract, for inadequate training, for uneven imposition of discipline, for wrongful termination,

Initials: GSM

for unpaid or inadequate compensation, wages, salary, vacation, or bonuses, for inadequate assignment of workspace and offices, for workers’ compensation benefits, or for any fringe benefits which are or may be due in connection with any position I held and any position to which I was not assigned or not promoted during my employment with Rowe, under ERISA, or for severance pay, separation pay, outplacement benefits or assistance, or any other nature or type of damages or losses which I or any person claiming by, through, or under me now has or hereafter may have against Rowe. Note: This General Release of All Claims (“General Release”) shall not affect my right to receive the Separation Pay and benefits that are set forth in the Letter Agreement between Rowe and myself dated February 1, 2006 (the “Agreement”).

I hereby acknowledge: that I am executing this General Release pursuant to the terms of the Agreement; that certain consideration provided to me pursuant to that Agreement is in addition to what I would have been entitled to receive in the absence of such Agreement; that I do so voluntarily and with full knowledge of all relevant information; and that I have been advised to consult with an attorney in connection with both that Agreement and this General Release. I have carefully read the Agreement and this General Release, have had forty-five (45) days to consider the Agreement and this General Release, understand that this General Release contains a release of all known and unknown claims, and I agree to terminate my employment with Rowe on this basis and am signing this General Release and the Agreement as my own free acts.

I further hereby covenant and agree that this General Release shall be binding in all respects upon myself, my heirs, executors, administrators, assigns and transferees and all persons claiming under them, and shall inure to the benefit of Rowe and all of its officers, directors, agents, employees, and successors-in-interest.

IN WITNESS WHEREOF, I have signed this General Release this 3rd day of Feb, 2006.

/s/ Gene Morphis
Gene Morphis
[Type Name]

Subscribed and sworn to before me this 3rd day of February, 2006.

/s/ Delores Peroules
Notary Public

My Commission Expires November 30, 2006